AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT, dated as of September 27, 2013 (this “Amendment Agreement"), is made by and among Prime Acquisition Corp., a Cayman Islands company (“Parent”), Prime BHN Luxembourg S.àr.l, a Luxembourg company (“LuxCo”), BHN LLC, a New York limited liability company (“BHN”), Magfin S.r.l., an Italian limited liability company (“Magfin”), G.S.I. S.r.l., an Italian limited liability company (“GSI”), Ellegi S.r.l., an Italian limited liability company (“Ellegi”), Dieci Real Estate S.r.l., an Italian limited liability company (“Dieci”), SIM S.r.l., an Italian limited liability company (“SIM”), Delfin S.r.l., an Italian limited liability company (“Delfin”, and together with Magfin, GSI, Ellegi, Dieci and SIM, the “Companies” and each a “Company”), Cesare Lanati, an individual, Stefano Lanati, an individual, Davide Rigamonti, an individual, Bell Real Estate S.r.l., an Italian limited liability company (“Bell”), IGS S.r.l., an Italian limited liability company (“IGS”, and together with Cesare Lanati, Stefano Lanati, Davide Rigamonti and Bell, the “Sellers”, and each a “Seller”, and together with Parent, LuxCo, BHN and Companies, the "Parties", and each, a "Party"). Capitalized terms used and not defined in this Amendment Agreement have the respective meanings assigned to them in the Purchase Agreement (as defined below).

WHEREAS, each Seller has entered into a Stock Purchase Agreement with Parent, LuxCo, BHN and one of the Companies, dated as of July 9, 2013 (each a "Purchase Agreement");

WHEREAS, pursuant to Section 2.2 of each Purchase Agreement, the consideration for the Units shall be represented by Stock Certificates representing a number of Exchange Shares equal to: (a) the Enterprise Value, plus the Change in Cash, minus Liabilities, multiplied by (b) the Exchange Rate, divided by (c) 10;

WHEREAS, each Party has entered into an Agreement, dated as of August 7, 2013 (each an "Agreement") pursuant to which, among other things, each Party has agreed that the aggregate amount of Liabilities and Change in Cash reflected in the Financial Statements to be used in connection with the calculation of the Exchange Consideration would be subject to further adjustments to be mutually agreed on by the Parties no later than September 3, 2013;

WHEREAS, the Parties are desirous to amend the definition of Liabilities and Change in Cash, as such term is used in Section 2.2 of each Purchase Agreement;

WHEREAS, the Parties are desirous to memorialize the Parties’ understanding regarding the determination of the Liabilities, of the Change in Cash and the amount of the Exchange Consideration as at September 30, 2013; and

WHEREAS, the Parties hereby acknowledge that the Exchange Consideration has been determined on the basis of the Liabilities and of the Change in Cash as set forth in Annex A hereto.

WHEREAS, the Parties hereby acknowledge that Ellegi owes a total of Euro 96,000.00 to Marco Gandini (“Gandini”) under two invoices respectively dated and numbered February 16, 2006 (no. 05/2006) and November 30, 2007 (no. 48/2007) , issued by Gandini.

WHEREAS, the Parties hereby acknowledge that Magfin and SIM claim credits vis-à-vis the Italian Tax Authority for value added tax (VAT) refunds for Euro 971,000.00 (the “Magfin VAT Credit”) and Euro 20,000.00 (the “SIM VAT Credit” and, together with the Magfin VAT Credit, the “VAT Credits”), respectively, for a total of Euro 991,000.00.

WHEREAS, each Seller desires to appoint Stefano Lanati, as its true and lawful agent and attorney-in-fact (the “Sellers Representative”).

WHEREAS, pursuant to Section 13.2 of each Purchase Agreement, any amendment must be contained in a written agreement signed by an authorized representative of Parent or LuxCo.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                  Amendments. Each Purchase Agreement is hereby amended as follows:

a)	Deleting in its entirety the definition of Liabilities, and replacing it with the following new definition of Liabilities:

“Liabilities” means any Company’s liabilities, obligations or commitments of any nature whatsoever, accrued or unaccrued, matured or unmatured or otherwise, as they would be adequately reflected or reserved against in accordance with Italian Generally Accepted Accounting Principles, as set forth in Annex A attached hereto”;

2

b)	Deleting in its entirety the definition of Change in Cash and replacing it with the following new definition of Change in Cash:

“Change in Cash” means a number equal to the Company’s cash, cash equivalents and credits as they would be adequately reflected in accordance with Italian Generally Accepted Accounting Principles, as set forth in Annex A attached hereto;

c)	Adding an additional annex, styled “Annex A”, as attached hereto as Annex A; and

d)	Deleting in its entirety the first sentence of Section 2.3 of each Purchase Agreement, and replacing it with the following sentence:

“The Stock Certificates representing the Exchange Shares shall be delivered by Parent (which, at Parent’s convenience, may be delivered within 3 Business Days after the Closing Date) to the Seller’s Representative pursuant to the Seller’s Representative instructions at its address for notices in accordance with Section 13.1.”

e)	Adding at the end of Section 13.1 of each Purchase Agreement, the following:

“If to Sellers’ Representative, to:

Stefano Lanati

Telecopy: +39 02.3676848”.

f)	Adding the following definition to Article I:

““Sellers’ Representative” is defined in Section 13.15.”

g)	Adding the following language as a new Section 13.15 of each Purchase Agreement.

“Sellers’ Representative. Sellers hereby appoint Stefano Lanati, as such Sellers’ representative to act as Representative, with the right, in such capacity, to accept on such Sellers’ behalf any amount payable to such Sellers under this Agreement.”

2.                  Exchange Consideration. The aggregate Exchange Consideration for all the Companies shall be no less than Euro 7,096,916.47 and that it shall be represented by a number of shares of Parent’s Common Stock to be calculated pursuant to Section 2.2 of each Purchase Agreement. The Parties acknowledge that the calculation of the Exchange Consideration as above is made on the assumption that, immediately after Closing: (i) Ellegi will assign to Parent a credit of EUR 308,000 towards IGS (being the outstanding portion, after partial set-off, of the credit of EUR 1,900,000 arising from the assignment of a business unit from Ellegi to IGS executed on July 23, 2013); and (ii) Parent will subsequently waive the credit of EUR 308,000 towards IGS, since the amount corresponding to the credit to be waived has been already taken into account to the purposes of the calculation of the Exchange Consideration to be paid by Parent.

3

The Parties acknowledge that the Exchange Consideration for all the Companies shall be no less than Euro 7,096,916.47 only in case Ellegi waives its EUR 308,000 credit towards IGS immediately after Closing, otherwise the Exchange Consideration for all the Companies shall be no less than Euro 7,405,159.95.

The shares of Parent’s Common Stock shall be delivered pursuant to Section 2.3 of each Purchase Agreement. It is agreed among the Parties that the aggregate Exchange Consideration set forth in this Section shall be valid until September 30, 2013. In case the Closing takes place after September 30, 2013, the Exchange Consideration shall subject to renegotiation by the Parties.

3.                  VAT Credits. Parent, LuxCo and BHN acknowledge that, prior to the Closing Date, Magfin and SIM have assigned the VAT Credits to Bell, for a consideration equal to the face value of the VAT Credits by executing a deed of assignment of the VAT Credits as public deed (atto pubblico), it being understood that such deed has expressly excluded any amendment or novation of the provisions included in this Amendment Agreement with respect to the VAT Credits. Parent, LuxCo and BHN acknowledged that Magfin and SIM notified to the competent VAT office a certified copy of the deed of assignment of the VAT Credits. The Sellers shall cause Bell to pay all costs, taxes and expenses arising from or related to the assignment of the VAT Credits, including, without limitation, notarial fees and registration tax. Parent, LuxCo and BHN acknowledge that Magfin’s and SIM’s credits towards Bell for the payment of the consideration for the assignment of the VAT Credits have been extinguished prior to the Closing Date by way of set-off against their debts towards Bell up to the amount corresponding to each of the Magfin VAT Credit and the SIM VAT Credit.

4.                  Assumption of Liability. Sellers hereby unconditionally accept and assume all of Ellegi’s liabilities and payment obligations owed to Gandini, and agree to pay, perform and discharge, as and when due, all of the liabilities and payment obligations of Ellegi to Gandini, accruing for any date or period prior to the Closing Date.

5.                  Limited Effect; No Modifications. The provision set forth in Sections 1, 2, 3 and 4 above shall be limited precisely as written. Nothing contained in this Amendment Agreement will be deemed or construed to amend, supplement or modify the Purchase Agreement or the Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

6.                  Miscellaneous.

a)	This Amendment Agreement is governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions of such State.

4

b)	This Amendment Agreement shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.

c)	The headings in this Amendment Agreement are for reference only and do not affect the interpretation of this Amendment Agreement.

d)	This Amendment Agreement may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Amendment Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment Agreement.

e)	This Amendment Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

f)	Each Party shall pay its own costs and expenses in connection with this Amendment Agreement (including the fees and expenses of its advisors, accounts and legal counsel).

[Signature page follows]

5

IN WITNESS WHEREOF, Parent, LuxCo, BHN, Companies and Sellers have executed this Amendment Agreement as of the date first written above.

PARENT:	Prime Acquisition Corp.
By_____________________ Name: Diana Liu Title: Chief Executive Officer

LUXCO:	Prime BHN Luxembourg S.ar.l
By_____________________ Name: William Yu Title: Manager

BHN:	BHN LLC
By_____________________ Name: Marco Prete Title: Managing Member

COMPANIES:
By_____________________ Name: Title:

SELLERS:
_____________________
_____________________